

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 23, 2018

Via E-Mail
Mr. Anatoliy Kanev
President, Treasurer and Secretary
Unicobe Corp.
Serdike 17A, ap. 37
Sofia, Bulgaria 1000

Re: Unicobe Corp.
Amendment No. 1 to
Registration Statement on Form S-1
Filed December 26, 2017
File No. 333-219443

Dear Mr. Kanev:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2017 letter.

General

1. Please note the updating requirements of Rule 8-08 of Regulation S-X.

Cover page

2. We note that the offering will terminate one year after the effective date, and that you may extend the offering for up to two years from effectiveness. Please clarify that, if you wish to extend the offering beyond its original term, you will file a post-effective amendment to the registration statement describing the new term and updating all other

information, including financial information, before the expiration of the one-year original term.

Use of Proceeds, page 13; Management's Discussion and Analysis, page 18

3. We note your response to prior comments 4 and 7. Please revise your prospectus in each of these sections and otherwise where appropriate, to clarify the total amount that Mr. Kanev has agreed to loan Unicobe, including the amounts available under each of your agreements, and the total amount of funding that remains available to the company from Mr. Kanev, given the current amount already outstanding. It appears from your disclosure that Mr. Kanev has agreed to loan Unicobe $70,000 in the aggregate, and has already loaned the company $23,967 of this amount.

Description of Business, page 22

4. We note your response to prior comment 10, and we re-issue our comment. Please revise to discuss the status of your initial offering, including the number of shares sold in that offering, the number that were returned and the number that remain outstanding. In this regard, it would appear that you sold only 120,000 shares in your initial offering following the return of 320,000 shares. Please also include disclosure explaining why shares sold in the initial offering were returned, and disclose the amount of the proceeds from that offering you kept and the amount you returned to investors. In this regard, we note disclosures elsewhere about the identity of the purchasers, but it is unclear why this necessarily caused those purchasers return the shares. In addition, please make corresponding revisions where appropriate in your registration statement, including by way of example and not limitation the following sections: The Offering; Dilution; Liquidity and Capital Resources and Cash Requirements; and Related Party Transactions.

Item 15. Recent Sales of Unregistered Securities, page 57

5. We note your response to prior comment 14. It does not appear that you revised this section to exclude the 120,000 shares that were sold pursuant to your registration statement that was declared effective in March 2016. Note that this disclosure need only address sales of securities in unregistered transactions. If you maintain the list of all of the securities you have issued, please clarify which were sold pursuant to a registration statement and which were sold in unregistered transactions.

Please contact me at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Aaron D. McGeary
       The McGeary Law Firm, P.C.